                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the month of June, 2004.

                          NOVEL DENIM HOLDINGS LIMITED
                 (Translation of registrant's name into English)

                         1/F, Novel Industrial Building
                            850-870 Lai Chi Kok Road
                             Cheung Sha Wan, Kowloon
                                    Hong Kong
                    (address of Principal Executive Offices)

             (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                  Form 20-F   x                   Form 40-F
                             ---                             ---

  (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
      Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
                                 Act of 1934.)

                     Yes                               No    x
                          ---                               ---

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.)

                                    CONTENTS


Exhibit I............... "Novel Denim Holdings Limited Announces Fiscal 2004
                         Fourth Quarter and Year End Results"

                                                                       EXHIBIT I

Contact:   Andrew L. Fine
           Investor Relations
           (212) 953-1373


                                                           FOR IMMEDIATE RELEASE


                     NOVEL DENIM HOLDINGS LIMITED ANNOUNCES
                 FISCAL 2004 FOURTH QUARTER AND YEAR END RESULTS
           -- Fourth Quarter 2004 results reflect planned divestiture of Mauritian operations
                 -- Company will no longer manufacture garments


HONG KONG, June 8, 2004 -- Novel Denim Holdings Limited (Nasdaq: NVLD) today reported its financial results for the fourth quarter and twelve months ended March 31, 2004.

For the fourth quarter, net sales increased by 38.6% to $39.4 million, compared to $28.4 million for the same quarter last year. Garment sales increased by 24.9% to $19.5 million, compared to $15.6 million for the same period last year. In addition, third party fabric revenues increased 55.2% to $19.9 million, compared to $12.8 million in the same quarter last year. The net loss for the quarter increased to $24.9 million, compared to $13.4 million in the comparable period last year. Diluted loss per share was $3.10, compared to diluted loss per share of $1.63 in the comparable quarter last year. Included in the results for the fourth quarter of fiscal 2004 was approximately $20 million of one time charges relating to the closure of the operations in Mauritius and South Africa, including fixed asset impairments, employees severance costs and other related provisions. The charges are based on existing estimates and are subject to change.

"Our financial results for this past quarter reflect a number of key actions the Company has taken to remain viable in the challenging apparel/textile manufacturing market," commented Mr. K.C. Chao, the Company's President and Chief Executive Officer. "These actions include closing our garment operations in South Africa and the more recent decision to divest ourselves of all operations in Mauritius. Mauritius has been the foundation of our operations since the Company's founding and until two years ago, was the source of significant profit for many years. However, the Company cannot continue to operate loss making divisions given its borrowings and the uncertainty within the global textile and apparel industry."

MAURITIUS DIVESTITURE PLAN

The Company has entered into an agreement to sell its denim textile operations in Mauritius and one of its garment facilities to a local Mauritian company for approximately $21 million in cash. The transaction is expected to close in July 2004. In addition, the Company plans to stop garment production in Mauritius by July 2004 and is in discussions with interested parties to acquire certain assets. As a result, the Company has recorded fixed asset impairment charges in the fourth quarter of fiscal 2004 totalling $10.6 million included in "other expenses" within the financial statements.

SOUTH AFRICAN OPERATIONS

Also included in the results for the quarter are fixed asset impairment charges of approximately $3.0 million associated with the wind-down of garment operations (classified as "discontinued operations") and revaluation of certain textile assets in South Africa.

FISCAL YEAR 2004 RESULTS

For the fiscal year ended March 31, 2004, net sales increased 4.1% to $150.7 million, compared to $144.8 million last fiscal year. Net income decreased to a loss of $33.0 million, compared to a loss of $26.2 million in fiscal 2003. Basic losses per share were $4.11, versus losses per share of $2.97 in fiscal 2003.

Cash flow from operations during fiscal 2004 was approximately $2.4 million compared to $13.4 million during fiscal 2003. During fiscal 2004, the Company invested a net $1.2 million in its operations compared to $9.5 million in fiscal 2003.

STRATEGIC OUTLOOK AND FIRST QUARTER FORECASTS

"Following our divestiture in Mauritius, the Company will no longer produce garments and will continue only as a textile manufacturer, with operations in Cape Town South Africa, and Shenzhen, China, and with additional non-performing equipment in

Mauritius," continued Mr. Chao. "During the next six months we will work to sell our remaining assets in Mauritius and use the proceeds to repay a portion of our bank borrowings. We will also continue our strategic review of our South Africa and China operations."

The Company expects to report sales in the first quarter of fiscal 2005 of approximately $40 million and a net loss of $1 to $2 million before any potential one-time charges. The Company further announced that it expects to report a net loss for the full fiscal year 2005.

The Company will be hosting a conference call today at 5:00 pm EST to discuss results for the fourth quarter and fiscal year ended March 31, 2004. This call will be available over the Internet through www.fulldisclosure.com.

Novel Denim is a flexible supplier of a broad range of woven and printed fabrics, to customers primarily in the United States and Europe. Novel Denim's facilities are strategically located in South Africa and China. Novel Denim produces and/or finishes a diversified and innovative range of denim, chino, twill and printed fabrics, including lightweights, alternative weaves and specialty colors and finishes. Novel Denim's customers include major retailers, wholesalers and manufacturers of leading designer and private label apparel brands.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995. This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements are indicated by words or phrases such as "anticipate," "estimate," "project," "expect," "believe" and similar words or phrases. Such statements are based on current expectations and are subject to certain risks and uncertainties including, but not to, the overall level of consumer spending on apparel, the financial strength of the retail industry limited generally and the Company's customers in particular, changes in trends in the market segments in which the Company competes, the level of demand for the Company's garments and fabrics, actions by its major customers or existing or new competitors, changes in currency and interest rates, changes in applicable tax laws, regulations and treaties, import/export laws and treaties and changes in economic or political conditions in the markets where the Company sells or manufactures its products, as well as other risks and uncertainties set forth in the Company's publicly-filed documents, including its Annual Report on Form 20-F for the fiscal year ended March 31, 2003. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated or projected. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                               -- TABLES FOLLOW --

                          NOVEL DENIM HOLDINGS LIMITED
                Selected Income Statement Information (Unaudited)
                    (in thousands, except per share amounts)


                                               FOR THE THREE MONTHS ENDED       FOR THE TWELVE MONTHS ENDED
                                                        MARCH 31,                        MARCH  31,
                                               ----------------------------    ----------------------------
                                                   2003            2004            2003            2004
                                               ------------    ------------    ------------    ------------
Net sales                                      $     28,404    $     39,358    $    144,794    $    150,703

Cost of goods sold                                   28,793          41,294         130,582         135,623
                                               ------------    ------------    ------------    ------------
Gross profit                                           (389)         (1,936)         14,212          15,080
Other revenues                                          417           1,962           1,459           4,207
Selling, general & administrative expenses            7,246           5,577          30,944          24,043
Other expenses                                        2,787          17,482           2,787          17,482
                                               ------------    ------------    ------------    ------------
Operating income                                    (10,005)        (23,033)        (18,060)        (22,238)
Interest expense, net                                   933             763           4,211           2,999
                                               ------------    ------------    ------------    ------------
Income before minority interest                     (10,938)        (23,796)        (22,271)        (25,237)
Minority interest                                       (21)           (204)            (50)           (216)
                                               ------------    ------------    ------------    ------------
Income before taxation                              (10,917)        (23,592)        (22,221)        (25,021)
Tax                                                     464             665             753             665
                                               ------------    ------------    ------------    ------------
Net loss from continuing operations                 (11,381)        (24,257)        (22,974)        (25,686)
Net loss from discontinued operations                (2,006)           (625)         (3,205)         (7,312)
                                               ------------    ------------    ------------    ------------
Net income                                     $    (13,387)   $    (24,882)   $    (26,179)   $    (32,998)
                                               ============    ============    ============    ============

Earnings per share

Basic
     Continuing operations                     $      (1.39)   $      (3.02)   $      (2.61)   $      (3.20)
     Discontinued operations                          (0.24)          (0.08)          (0.36)          (0.91)
                                               ------------    ------------    ------------    ------------
     Total                                     $      (1.63)   $      (3.10)   $      (2.97)   $      (4.11)

Diluted
     Continuing operations                     $      (1.39)   $      (3.02)   $      (2.60)   $      (3.20)
     Discontinued operations                          (0.24)          (0.08)          (0.36)          (0.91)
                                               ------------    ------------    ------------    ------------
     Total                                     $      (1.63)   $      (3.10)   $      (2.96)   $      (4.11)

Weighted average Ordinary Shares outstanding
         Basic                                        8,207           8,027           8,808           8,027
         Diluted                                      8,207           8,027           8,837           8,027

                          NOVEL DENIM HOLDINGS LIMITED
                 Selected Balance Sheet Information (Unaudited)
                                 (in thousands)

                                                     (AUDITED)
                                                   MARCH 31, 2003   MARCH 31, 2004
                                                   --------------   --------------
ASSETS
Cash and cash equivalents                          $        5,936   $        3,684
Accounts receivable                                        18,585           25,307
Inventories                                                40,902           36,025
Other current assets                                        7,478            2,998
Assets of discontinued operations                           4,993            1,847
Fixed assets, net                                          83,041           59,264
                                                   --------------   --------------
        Total assets                               $      160,935   $      129,125
                                                   ==============   ==============


LIABILITIES & SHAREHOLDERS' EQUITY
Short-term borrowings and bank overdrafts          $       49,861   $       54,579
Current portion of long-term borrowings                     3,527            3,614
Other current liabilities                                  23,108           23,166
Liabilities of discontinued operations                      2,812              666
Long-term debt                                              9,061            5,468
Other liabilities                                           5,244            7,297
                                                   --------------   --------------
        Total liabilities                                  93,613           94,790
Shareholders' equity                                       67,322           34,335
                                                   --------------   --------------
        Total liabilities & shareholders' equity   $      160,935   $      129,125
                                                   ==============   ==============


                                      # # #

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duty authorized.

                                            Novel Denim Holdings Limited
                                     -------------------------------------------
                                                    (Registrant)


Date:   June 10, 2004           By:  /s/ K.C. Chao
        -------------                -------------------------------------------
                                                    K.C. Chao
                                        Chief Executive Officer and President